OMNIPAD, INC.

(a Florida corporation)

Unaudited Financial Statements

For the calendar year ended December 31, 2021 and

the inception period of August 25, 2020 through December 31, 2020



INDEPENDENT REVIEW REPORT

December 15, 20222

To: Board of Directors, OMNIPAD, INC.

Re: 2021 and 2020 Financial Statement Review

We have reviewed the accompanying financial statements of OMNIPAD, INC. (a corporation organized in Florida) (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, stockholders' equity/deficit, and cash flows for the calendar year period ended December 31, 2021 and the inception period of August 25, 2020 through December 31, 2020, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

OMNIPAD, INC.
BALANCE SHEET
As of December 31, 2021 and 2020
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

ASSETS		2021		2020
Current Assets				
Cash and cash equivalents	$	8,098	$	0
Total current assets		8,098		0
Prototyping assets		254,144		0
Total Assets	$	262,242	$	0
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	0	$	0
Short-term note payable		70,000		
Total Current Liabilities		70,000		0
Total Liabilities		70,000		0
SHAREHOLDERS' EQUITY				
Common stock (20,000,000 shares authorized, 7,425,000 and 0 shares issued and outstanding as of December 31, 2021 and 2020, respectively)		250,000		0
Preferred stock (10,000,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2021 and 2010, respectively)		0		0
Additional paid-in capital		35,025		
Retained deficit		(92,783)		0
Total Shareholders' Equity		192,242		0
Total Liabilities and Shareholders' Equity	$	262,242	$	0

OMNIPAD, INC.
STATEMENT OF OPERATIONS
For calendar year ended December 31, 2021 and
the inception period from August 25, 2020 through December 31, 2020
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

	2021	2020
Revenues, net	$ 0	$ 0
Operating expenses		
Marketing and advertising	57,433	0
Selling, general and administrative	35,350	0
Total operating expenses	92,783	0
Net Operating Income (Loss)	(92,783)	0
Tax provision (benefit)	0	0
Net Income (Loss)	$ (92,783)	$ 0

OMNIPAD, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For calendar year ended December 31, 2021 and
the inception period from August 25, 2020 through December 31, 2020
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

	Class A Common Stock	Additional Paid-In Capital	Retained Deficit	Total Shareholders' Equity
Balance as of August 25, 2020	$ 0	$ 0	$ 0	$ 0
Net loss			0	0
Balance as of December 31, 2020	$ 0	$ 0	$ 0	$ 0
Share issuances	250,000			250,000
Additional paid-in capital		35,025		35,025
Net loss			(92,783)	(92,783)
Balance as of December 31, 2021	$ 250,000	$ 35,025	$ (92,783)	$ 192,242

OMNIPAD, INC.
STATEMENT OF CASH FLOWS
For calendar year ended December 31, 2021 and
the inception period from August 25, 2020 through December 31, 2020
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

	2021	2020
Operating Activities		
Net Income (Loss)	$ (92,783)	$ 0
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
None	0	0
Net cash used in operating activities	(92,783)	0
Investing Activities		
Investment of prototyping and intangible assets	(254,144)	0
Net cash used in investing activities	(254,144)	0
Financing Activities		
Proceeds from share issuances	250,000	0
Proceeds from short-term note payable	70,000	
Proceeds from additional paid-in capital	35,025	
Net change in cash from financing activities	355,025	0
Net change in cash and cash equivalents	8,098	0
Cash and cash equivalents at beginning of period	0	0
Cash and cash equivalents at end of period	$ 8,098	$ 0

OMNIPAD, INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Review Report
For calendar year ended December 31, 2021 and
the inception period from August 25, 2020 through December 31, 2020

NOTE 1 – NATURE OF OPERATIONS

OMNIPAD, INC. (which may be referred to as the "Company", "we," "us," or "our") was organized in Florida on August 25, 2020. The Company has designed a lightweight, portable and cost-effective omnidirectional treadmill that is designed to enable 360-degree freedom of locomotion. It will allow people to naturally walk, jog or run through any type of 360-degree immersive virtual environment.

Since Inception, the Company has primarily relied on securing funding from investors to fund its operations. As of December 31, 2021, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations by continuing its crowdfunding campaign (see Note 8) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account which was established in May 2021. As of December 31, 2021 and 2020, the Company had $8,098 and $0 of cash on hand, respectively.

Fixed and Intangible Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is four years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2021 and 2020 the Company had net no fixed assets and intangible assets of $254,144 and $0, respectively. The intangible assets consist primarily of prototypes of the Company's product and other intellectual property. As soon as the Company starts commercially producing the product, the intellectual assets will be amortized over their estimated useful life.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet recorded material revenue but will do so from the sale of their product.

Accounts Receivable
Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after

December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company was established in 2020. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT AND EQUITY

The Company received $70,000 in short-term funding from an investor. Repayment of the note payable is flexible with no fixed maturity or interest rate.

The Company has authorized 30,000,000 shares of stock, of which 20,000,000 shares have been designated as $0.0001 par value common stock and 10,000,000 shares have been designated as preferred stock. As of December 31, 2021, the Company had issued 7,425,000 shares of common stock. During 2022 and subsequent to the balance sheet date of these financial statements, the Company issued an additional 75,000 shares in exchange for cash or services.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will file its corporate income tax return for the periods ended December 31, 2021 and 2020. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from its inception through December 31, 2021 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has or will provide compensation to the shareholder-employees per the Company's employment policies.   As these transactions may be between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 8 – SUBSEQUENT EVENTS

Crowdfunded Offering
The Company plans to offer securities in an offering exempt from registration under Regulation CF. The Crowdfunded Offering is being made through NetCapital a FINRA approved funding portal.

Additional Share Issuances
As discussed in Note 4 above and during 2022, the Company issued an additional 75,000 shares in exchange for cash or services.

Management's Evaluation
Management has evaluated subsequent events through December 15, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.